EXHIBIT 21

Subsidiaries of Lincoln Bancorp

Name	Jurisdiction of Incorporation
Lincoln Bank	Indiana
LF Service Corporation	Indiana
Citizens Loan and Service Corporation	Indiana
LF Portfolio Services, Inc.	Delaware